Exhibit 16.1

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Suite 400 - 889 West Pender Street Vancouver, BC, Canada V6C 3B2 Tel 604 694-6070 Fax 604 585-8377 info@staleyokada.com www.staleyokada.com

September 14, 2006

Randle Barrington-Foote
Express Systems Corporation
Suite 552, 34A-2755 Lougheed Highway
Port Coquitlam, BC  V3B 5Y9

Dear Randle Barrington-Foote:

This letter is sent to inform you that we have entered into a transaction with PricewaterhouseCoopers LLP ("PricewaterhouseCoopers") under which certain assets of Staley, Okada & Partners were sold to PricewaterhouseCoopers and a number of the professional staff and partners of Staley, Okada & Partners joined PricewaterhouseCoopers either as employees or partners of PricewaterhouseCoopers and will carry on practicing as members of PricewaterhouseCoopers.

As a result, this letter is written to tender the resignation of Staley, Okada & Partners effective immediately.

Note that the company is required to file an Item 4.01 Form 8-K that provides the information required by Item 304(a) of Regulation S-K within four business days from the time the client-auditor relationship is terminated. (for small business issuers, their comparable requirements are contained in Item 304 of Regulation S-B.)

The disclosure requirements of S-K Item 304(a) of Regulation S-K with respect to the former accountant include the following:

(1)	State whether the former accountant resigned, declined to stand for re-election or was dismissed and the date thereof.

(2)	State whether the principal accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles, and describe the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. (A paragraph in an accountant's report describing the correction of an accounting error or a change in accounting principle is not a "modification" of an opinion that requires reporting under Item 304 of Regulation S-K; however, other modifications such as an explanatory paragraph regarding an entity's ability to continue as a going concern should be disclosed.)

(3)	State whether the decision to change accountants was recommended or approved by any audit or similar committee of the board of directors if the issuer has such a committee or the board of directors if the issuer has no such committee.

(4)	State whether during the registrant's two most recent fiscal years and any subsequent interim period preceding the change in accountant, there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statment disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaciton of the former accountant, would have caused it to make reference to the subject matter of the disagreemnts in its report. (See below for a discussion of "disagreements.")

Express Systems Corporation

September 14, 2006

(5)
 Provide information for each "reportable event" that occurred within the registrant's two most recent fiscal years and any subsequent interim period preceding the change in accountant.  If the event led to a disagreement or difference of opinion, then the event should be reported as a disagreement and need not be repeated.

The company must also disclose on Form 8-K the name of the newly engaged principal accountant and the date of such accountant's engagement.

If the vacancy in auditors needs to be filled by shareholder vote (due to bylaws of your company), please discuss this issue with your legal counsel.

Yours truly,

/s/Staley, Okada & Partners

STALEY, OKADA & PARTNERS
Chartered Accountants

cc    Chairman of the Audit Committee
       Chief Executive Officer